Exhibit 99.1

JD.COM ANNOUNCES SECOND QUARTER AND INTERIM 2024 RESULTS

Beijing, China—August 15, 2024—JD.com, Inc. (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter), the “Company”), a leading supply chain-based technology and service provider, today announced its unaudited financial results for the three and six months ended June 30, 2024.

Second Quarter 2024 Highlights

•	Net revenues were RMB291.4 billion (US$[1]40.1 billion) for the second quarter of 2024, an increase of 1.2% from the second quarter of 2023.

•

Income from operations was RMB10.5 billion (US$1.4 billion) for the second quarter of 2024, compared to RMB8.3 billion for the second quarter of 2023. Non-GAAP[2] income from operations was RMB11.6 billion (US$1.6 billion) for the second quarter of 2024, compared to RMB8.7 billion for the second quarter of 2023. Operating margin of JD Retail before unallocated items was 3.9% for the second quarter of 2024, compared to 3.2% for the second quarter of 2023.

•

Net income attributable to the Company’s ordinary shareholders was RMB12.6 billion (US$1.7 billion) for the second quarter of 2024, compared to RMB6.6 billion for the second quarter of 2023. Net margin attributable to the Company’s ordinary shareholders was 4.3% for the second quarter of 2024, compared to 2.3% for the second quarter of 2023. Non-GAAP net income attributable to the Company’s ordinary shareholders was RMB14.5 billion (US$2.0 billion) for the second quarter of 2024, compared to RMB8.6 billion for the second quarter of 2023. Non-GAAP net margin attributable to the Company’s ordinary shareholders was 5.0% for the second quarter of 2024, compared to 3.0% for the second quarter of 2023.

•

Diluted net income per ADS was RMB8.19 (US$1.13) for the second quarter of 2024, an increase of 97.3% from RMB4.15 for the second quarter of 2023. Non-GAAP diluted net income per ADS was RMB9.36 (US$1.29) for the second quarter of 2024, an increase of 73.7% from RMB5.39 for the second quarter of 2023.

•

Operating cash flow for the twelve months ended June 30, 2024 was RMB74.0 billion (US$10.2 billion), an increase of 40.9% from RMB52.5 billion for the twelve months ended June 30, 2023. Free cash flow, which excludes the impact from consumer financing receivables included in the operating cash flow, for the twelve months ended June 30, 2024 was RMB55.6 billion (US$7.7 billion), an increase of 66.2% from RMB33.5 billion for the twelve months ended June 30, 2023.

[1]

The U.S. dollar (US$) amounts disclosed in this announcement, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this announcement is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 28, 2024, which was RMB7.2672 to US$1.00. The percentages stated in this announcement are calculated based on the RMB amounts.

[2]	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this announcement.

“We remained committed to the sustainable and high-quality growth of our business in the second quarter,” said Sandy Xu, Chief Executive Officer of JD.com. “Our steadfast efforts to strengthen supply chain capabilities and user experience continue to distinguish JD in China’s e-commerce industry, as we leverage our growing economies of scale and procurement efficiencies to bring users everyday low prices without sacrificing quality. Combined with our progress in building a thriving platform ecosystem, these efforts have led to favorable response from users, with robust user base expansion and user engagement improvement in the quarter. Going forward, we will continue to focus on our own strengths to enhance user experience, price competitiveness and platform ecosystem, which we believe are the fundamentals to ensure sustainable growth in the years to come.”

“In the second quarter, our total revenues increased by 1.2% year-on-year, as we navigated a high base in our electronics and home appliances category from last year, while growth in our general merchandise category, particularly supermarket, remained robust,” said Ian Su Shan, Chief Financial Officer of JD.com. “We continued to enhance price competitiveness during the promotional season through our supply chain and disciplined approach, as opposed to reliance on subsidies. As such, our gross margin substantially increased by 137bps year-on-year to 15.8%, contributing to our record-high operating and net profit on a non-GAAP basis in the quarter. These high-quality results, coupled with our accelerated share repurchase, highlight JD’s commitment to creating long-term value for our shareholders.”

Updates of Share Repurchase Program

The Company repurchased a total of 136.8 million Class A ordinary shares (equivalent of 68.4 million ADSs) for a total of US$2.1 billion during the three months ended June 30, 2024. The Company repurchased a total of 224.3 million Class A ordinary shares (equivalent of 112.2 million ADSs) for a total of US$3.3 billion during the six months ended June 30, 2024. All of these ordinary shares were repurchased from both Nasdaq and the Hong Kong Stock Exchange pursuant to the Company’s share repurchase programs publicly announced.

The total number of ordinary shares repurchased by the Company for the three months ended June 30, 2024 amounted to approximately 4.5% of its ordinary shares outstanding as of March 31, 20243. The total number of shares repurchased by the Company for the six months ended June 30, 2024 amounted to approximately 7.1% of its ordinary shares outstanding as of December 31, 20234.

The Company issued certain convertible senior notes due 2029 with an aggregate principal amount of US$2.0 billion in May 2024 (the “Notes”). The maximum number of shares deliverable upon conversion of the Notes is approximately 87.5 million Class A ordinary shares (or 43.8 million ADSs). As the Company repurchased a total of 136.8 million Class A ordinary shares (equivalent of 68.4 million ADSs) for the three months ended June 30, 2024, the potential dilution to the Company’s shareholders upon the conversion of the Notes could be deemed to have been fully offset.

Pursuant to the Company’s US$3.0 billion share repurchase program which was approved in March 2024, the Company had repurchased a total of approximately US$2.6 billion and the remaining amount was approximately US$0.4 billion as of June 30, 2024.

[3]	The number of ordinary shares outstanding as of March 31, 2024 was approximately 3,054 million shares.
[4]	The number of ordinary shares outstanding as of December 31, 2023 was approximately 3,138 million shares.

Business Highlights

•	JD Retail:

In the second quarter, JD.com entered into strategic partnership agreements with multiple brands, including Xiaomi, Lenovo and OPPO, to further deepen cooperation with a focus on smart devices, intelligent supply chain, and AI technology integration. JD.com and these brands have established three-year sales targets and will work closely to maximize their respective strengths and identify new markets for growth.

In the second quarter, JD.com officially onboarded the luxury fashion brand MONCLER and American luxury lifestyle brand alexanderwang. JD.com also established a strategic partnership with Inditex, one of the world’s largest fashion retailers, with Massimo Dutti as the first of Inditex’s brands launching a flagship store on JD.com. JD.com will continue to carry out diversified and deepened cooperation with fashion brands and provide users with more enriched and convenient online shopping experience.

•

JD Health: In the second quarter, JD Health partnered with a number of pharmaceutical companies to debut their new and specialty drugs online, including Sinqi Pharmaceutical, Sanofi and GeneScience, among others. In addition, in June, JD Health sold the first domestic order of Leqembi®, a targeted drug for Alzheimer’s disease treatment, highlighting JD Health’s advanced omni-channel supply chain and professional service capabilities in the pharmaceutical field.

•

JD Logistics: In the second quarter, JD Logistics continued to optimize its network layout, algorithm-based vehicle scheduling capabilities and product structure to achieve cost reduction and efficiency gains, resulting in a significant improvement in profitability.

Environment, Social and Governance

•

In the second quarter, JD Logistics continued to leverage its Supply Chain Emission Management Platform (SCEMP) to provide customers with data monitoring, reporting and verification of carbon emissions in the logistics transportation process, enabling more valid and accurate carbon reduction efforts through big data computing. By the end of June, over 25 customers around the world had used the platform to steer towards their carbon reduction targets.

•

Driven by JD.com’s unwavering commitment and unremitting efforts to creating more jobs and making contribution to the society, the Company’s total expenditure for human resources, including both its own employees and external personnel who work for the Company, amounted to RMB109.2 billion for the twelve months ended June 30, 2024.

Second Quarter 2024 Financial Results

Net Revenues. Net revenues increased by 1.2% to RMB291.4 billion (US$40.1 billion) for the second quarter of 2024 from RMB287.9 billion for the second quarter of 2023. Net product revenues remained stable, while net service revenues increased by 6.3% for the second quarter of 2024, compared to the second quarter of 2023.

Cost of Revenues. Cost of revenues decreased by 0.4% to RMB245.5 billion (US$33.8 billion) for the second quarter of 2024 from RMB246.5 billion for the second quarter of 2023.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 3.2% to RMB17.2 billion (US$2.4 billion) for the second quarter of 2024 from RMB16.7 billion for the second quarter of 2023. Fulfillment expenses as a percentage of net revenues was 5.9% for the second quarter of 2024, compared to 5.8% for the second quarter of 2023.

Marketing Expenses. Marketing expenses increased by 7.3% to RMB11.9 billion (US$1.6 billion) for the second quarter of 2024 from RMB11.1 billion for the second quarter of 2023. Marketing expenses as a percentage of net revenues was 4.1% for the second quarter of 2024, compared to 3.8% for the second quarter of 2023, mainly due to the increased spending in promotion activities.

Research and Development Expenses. Research and development expenses increased by 3.6% to RMB4.2 billion (US$0.6 billion) for the second quarter of 2024 from RMB4.1 billion for the second quarter of 2023. Research and development expenses as a percentage of net revenues remained stable at 1.4% for the second quarter of 2024 and 2023.

General and Administrative Expenses. General and administrative expenses decreased by 9.6% to RMB2.1 billion (US$0.3 billion) for the second quarter of 2024 from RMB2.4 billion for the second quarter of 2023, primarily due to a decrease in share-based compensation expenses. General and administrative expenses as a percentage of net revenues was 0.7% for the second quarter of 2024, compared to 0.8% for the second quarter of 2023.

Income from Operations and Non-GAAP Income from Operations. Income from operations increased by 27.0% to RMB10.5 billion (US$1.4 billion) for the second quarter of 2024 from RMB8.3 billion for the second quarter of 2023. Operating margin was 3.6% for the second quarter of 2024, compared to 2.9% for the second quarter of 2023. Non-GAAP income from operations increased by 33.7% to RMB11.6 billion (US$1.6 billion) for the second quarter of 2024 from RMB8.7 billion for the second quarter of 2023. Non-GAAP operating margin was 4.0% for the second quarter of 2024, compared to 3.0% for the second quarter of 2023. Operating margin of JD Retail before unallocated items was 3.9% for the second quarter of 2024, compared to 3.2% for the second quarter of 2023.

Non-GAAP EBITDA. Non-GAAP EBITDA increased by 30.1% to RMB13.5 billion (US$1.9 billion) for the second quarter of 2024 from RMB10.4 billion for the second quarter of 2023. Non-GAAP EBITDA margin was 4.6% for the second quarter of 2024, compared to 3.6% for the second quarter of 2023.

Others, net. Other non-operating income was RMB4.7 billion (US$0.6 billion) for the second quarter of 2024, compared to RMB1.2 billion for the second quarter of 2023. The increase was primarily due to increase in government subsidies and decrease in investment related loss.

Net Income Attributable to the Company’s Ordinary Shareholders and Non-GAAP Net Income Attributable to the Company’s Ordinary Shareholders. Net income attributable to the Company’s ordinary shareholders increased by 92.1% to RMB12.6 billion (US$1.7 billion) for the second quarter of 2024 from RMB6.6 billion for the second quarter of 2023. Net margin attributable to the Company’s ordinary shareholders was 4.3% for the second quarter of 2024, compared to 2.3% for the second quarter of 2023. Non-GAAP net income attributable to the Company’s ordinary shareholders increased by 69.0% to RMB14.5 billion (US$2.0 billion) for the second quarter of 2024 from RMB8.6 billion for the second quarter of 2023. Non-GAAP net margin attributable to the Company’s ordinary shareholders was 5.0% for the second quarter of 2024, compared to 3.0% for the second quarter of 2023.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS increased by 97.3% to RMB8.19 (US$1.13) for the second quarter of 2024 from RMB4.15 for the second quarter of 2023. Non-GAAP diluted net income per ADS increased by 73.7% for the second quarter of 2024 to RMB9.36 (US$1.29) from RMB5.39 for the second quarter of 2023.

Cash Flow and Working Capital

As of June 30, 2024, the Company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB209.5 billion (US$28.8 billion), compared to RMB197.7 billion as of December 31, 2023. For the second quarter of 2024, free cash flow of the Company was as follows:

	For the three months ended
	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	46,511	50,738	6,982
Add: Impact from consumer financing receivables included in the operating cash flow	1,586	2,138	294
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(2,363)	(1,590)	(219)
Other capital expenditures*	(1,244)	(1,731)	(238)

Free cash flow	44,490	49,555	6,819

*	Including capital expenditures related to the Company’s headquarters in Beijing and all other CAPEX.

Net cash used in investing activities was RMB38.5 billion (US$5.3 billion) for the second quarter of 2024, consisting primarily of net cash paid for purchase of time deposits and wealth management products, and cash paid for capital expenditures.

Net cash used in financing activities was RMB9.0 billion (US$1.2 billion) for the second quarter of 2024, consisting primarily of cash paid for repurchase of ordinary shares and cash paid for dividends, partially offset by the net proceeds from issuance of convertible senior notes.

For the twelve months ended June 30, 2024, free cash flow of the Company was as follows:

	For the twelve months ended
	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	52,541	74,040	10,188
Add/(Less): Impact from consumer financing receivables included in the operating cash flow	692	(639)	(88)
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(14,390)	(10,559)	(1,453)
Other capital expenditures	(5,372)	(7,200)	(990)

Free cash flow	33,471	55,642	7,657

Supplemental Information

From the first quarter of 2024, the Company started to report three segments, JD Retail, JD Logistics and New Businesses, to reflect changes made to the reporting structure whose financial information is reviewed by the chief operating decision maker of the Company under its ongoing operating strategies. JD Retail, including JD Health and JD Industrials, among other components, mainly engages in online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. New Businesses mainly include Dada, JD Property, Jingxi and overseas businesses.

The table below sets forth the segment operating results, with prior period segment information retrospectively recast to conform to the current period presentation:

	For the three months ended			For the six months ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
	(In millions, except percentage data)
Net revenues:
JD Retail	253,280	257,072	35,374	465,638	483,907	66,588
JD Logistics	41,033	44,207	6,083	77,761	86,344	11,881
New Businesses	7,127	4,636	638	13,153	9,506	1,308
Inter-segment eliminations*	(13,509)	(14,518)	(1,997)	(25,665)	(28,311)	(3,896)

Total consolidated net revenues	287,931	291,397	40,098	530,887	551,446	75,881

Operating income/(loss):
JD Retail	8,143	10,108	1,391	17,987	19,433	2,674
JD Logistics	510	2,183	300	(613)	2,407	331
New Businesses	1,032	(695)	(95)	658	(1,365)	(187)
Including: gain on sale of development properties	1,009	—	—	1,481	—	—

Total segment operating income	9,685	11,596	1,596	18,032	20,475	2,818
Unallocated items**	(1,415)	(1,095)	(150)	(3,335)	(2,274)	(313)

Total consolidated operating income	8,270	10,501	1,446	14,697	18,201	2,505

YoY% change of net revenues:
JD Retail	4.9%	1.5%		1.4%	3.9%
JD Logistics	31.2%	7.7%		32.6%	11.0%
New Businesses	(16.6)%	(35.0)%		(12.2)%	(27.7)%
Operating margin:
JD Retail	3.2%	3.9%		3.9%	4.0%
JD Logistics	1.2%	4.9%		(0.8)%	2.8%
New Businesses	14.5%	(15.0)%		5.0%	(14.4)%

*

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail, on-demand delivery and retail services provided by Dada to JD Retail and JD Logistics, and property leasing services provided by JD Property to JD Logistics.

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

The table below sets forth the revenue information:

	For the three months ended
	June 30, 2023	June 30, 2024	June 30, 2024	YoY% Change
	RMB	RMB	US$
	(In millions, except percentage data)
Electronics and home appliances revenues	152,131	145,061	19,961	(4.6)%
General merchandise revenues	81,724	88,847	12,226	8.7%

Net product revenues	233,855	233,908	32,187	0.0%
Marketplace and marketing revenues	22,509	23,425	3,223	4.1%
Logistics and other service revenues	31,567	34,064	4,688	7.9%

Net service revenues	54,076	57,489	7,911	6.3%

Total net revenues	287,931	291,397	40,098	1.2%

	For the six months ended
	June 30, 2023	June 30, 2024	June 30, 2024	YoY% Change
	RMB	RMB	US$
	(In millions, except percentage data)
Electronics and home appliances revenues	269,130	268,273	36,915	(0.3)%
General merchandise revenues	160,289	174,143	23,963	8.6%

Net product revenues	429,419	442,416	60,878	3.0%
Marketplace and marketing revenues	41,571	42,714	5,878	2.7%
Logistics and other service revenues	59,897	66,316	9,125	10.7%

Net service revenues	101,468	109,030	15,003	7.5%

Total net revenues	530,887	551,446	75,881	3.9%

Recent Development

The Company has appointed Ms. Grace Kun Ding and Ms. Jennifer Ngar-Wing Yu as independent directors of the board of directors of the Company, effective from August 14, 2024. Ms. Ding serves as a member of the nomination committee and the compensation committee of the board, and Ms. Yu serves as a member of the ESG committee of the board.

Ms. Grace Kun Ding has more than 15 years of experience in strategic investment and branding consultancy. Since 2010, she has focused on retail chain branding and strategic investments in Europe and the Middle East. She is currently a strategic consulting service provider for cooperative retail suppliers on the British Land platform and an independent investor. Ms. Ding served as a strategic officer of Admire Elite. Ltd from March 2018 to March 2022 and has served as its Company Director since June 2022. Ms. Ding is well recognized in the fields of business and art. She studied at Central St. Martin’s College of Art in London and the University of London, majored in Philosophy and Art History. She subsequently obtained an EMBA degree from the London Business School. Over the years, Ms. Ding has been providing consulting services, particularly in branding strategics to international clients. She has also provided consulting services to a number of private art galleries.

Ms. Jennifer Ngar-Wing Yu served as an independent non-executive Director and a member of the Audit Committee and a member of the Nomination Committee of JD Logistics, Inc. from September 2022 to August 2024. Ms. Yu has been the Deputy Vice Chairwoman of CTF Education Group (“CTFEG”) since May 2019 and the Group President of CTFEG since February 2021. Prior to her career in education, Ms. Yu worked in investment banking specializing in alternative investments structuring, origination and distribution to Asian institutional investors, corporates, private equity and fund managers. From 2005 to 2009, Ms. Yu worked at Goldman Sachs Asia LLC (“Goldman Sachs”) and served as the Executive Director before co-founding ARCH Education Group in 2009 where she continues to serve as Director. Prior to joining Goldman Sachs, Ms. Yu worked at J.P. Morgan Securities (Asia Pacific) Limited from 2003 to 2005. Ms. Yu has been committed to promoting educational development for more than a decade. She currently serves in the Dean’s Advisory Group at Harvard Graduate School of Education, and on the Board of Visitors of the Fu Foundation School of Engineering and Applied Science of Columbia University. She is also a member of the Council of The Hong Kong University of Science and Technology (HKUST), a member of the Courts of The University of Hong Kong, and a member of the Courts of Lingnan University. Ms. Yu received her Master of Education from Harvard University in May 2022 and graduated magna cum laude from Columbia University with a Bachelor of Science in Operations Research and a minor in Economics in May 2003.

Conference Call

JD.com’s management will hold a conference call at 8:00 am, Eastern Time on August 15, 2024, (8:00 pm, Beijing/Hong Kong Time on August 15, 2024) to discuss its financial results for the three months and six months ended June 30, 2024.

Please register in advance of the conference using the link provided below and dial in 15 minutes prior to the call, using participant dial-in numbers, the Passcode and unique access PIN which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10041042-4s9g2b.html

CONFERENCE ID: 10041042

A telephone replay will be available for one week until August 22, 2024. The dial-in details are as follows:

US:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong:	800-930-639
Mainland China:	400-120-9216
Passcode:	10041042

Additionally, a live and archived webcast of the conference call will also be available on the JD.com’s investor relations website at http://ir.jd.com.

About JD.com

JD.com is a leading supply chain-based technology and service provider. The Company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The Company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Non-GAAP Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders, non-GAAP net margin attributable to the Company’s ordinary shareholders, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties and impairment of goodwill and long-lived assets. The Company defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments and others, reconciling items on the share of equity method investments, loss/(gain) from fair value change of long-term investments, impairment of goodwill, long-lived assets and investments, gain in relation to sale of development properties and tax effects on non-GAAP adjustments. The Company defines free cash flow as operating cash flow adjusting the impact from consumer financing receivables included in the operating cash flow and capital expenditures, net of the proceeds from sale of development properties. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The Company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP EBITDA reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from consumer financing receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	71,892	84,496	11,627
Restricted cash	7,506	7,549	1,039
Short-term investments	118,254	117,406	16,156
Accounts receivable, net (including consumer financing receivables of RMB2.3 billion and RMB3.2 billion as of December 31, 2023 and June 30, 2024, respectively)(1)	20,302	21,643	2,978
Advance to suppliers	2,753	2,088	287
Inventories, net	68,058	70,644	9,721
Prepayments and other current assets	15,639	13,921	1,916
Amount due from related parties	2,114	3,495	481
Assets held for sale	1,292	959	132

Total current assets	307,810	322,201	44,337

Non-current assets
Property, equipment and software, net	70,035	78,178	10,758
Construction in progress	9,920	5,901	812
Intangible assets, net	6,935	6,686	920
Land use rights, net	39,563	38,436	5,289
Operating lease right-of-use assets	20,863	22,987	3,163
Goodwill	19,980	21,729	2,990
Investment in equity investees	56,746	55,029	7,572
Marketable securities and other investments	80,840	86,942	11,964
Deferred tax assets	1,744	1,593	219
Other non-current assets	14,522	11,954	1,645

Total non-current assets	321,148	329,435	45,332

Total assets	628,958	651,636	89,669

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term debts	5,034	5,601	771
Accounts payable	166,167	182,247	25,078
Advance from customers	31,625	32,584	4,484
Deferred revenues	2,097	2,139	294
Taxes payable	7,313	7,335	1,009
Amount due to related parties	1,620	494	68
Accrued expenses and other current liabilities	43,533	41,984	5,778
Operating lease liabilities	7,755	7,843	1,079
Liabilities held for sale	506	—	—

Total current liabilities	265,650	280,227	38,561

Non-current liabilities
Deferred revenues	964	707	97
Unsecured senior notes	10,411	24,514	3,373
Deferred tax liabilities	9,267	9,102	1,252
Long-term borrowings	31,555	32,267	4,440
Operating lease liabilities	13,676	15,965	2,197
Other non-current liabilities	1,055	904	124

Total non-current liabilities	66,928	83,459	11,483

Total liabilities	332,578	363,686	50,044

MEZZANINE EQUITY	614	622	86

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000 million shares authorized, 3,188 million shares issued and 2,928 million shares outstanding as of June 30, 2024)	231,858	220,764	30,379
Non-controlling interests	63,908	66,564	9,160

Total shareholders’ equity	295,766	287,328	39,539

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	628,958	651,636	89,669

(1)

JD Technology performs credit risk assessment services for consumer financing receivables business and absorbs the credit risk of the underlying consumer financing receivables. Facilitated by JD Technology, the Company periodically securitizes consumer financing receivables through the transfer of those assets to securitization plans and derecognizes the related consumer financing receivables through sales type arrangements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended			For the six months ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	233,855	233,908	32,187	429,419	442,416	60,878
Net service revenues	54,076	57,489	7,911	101,468	109,030	15,003

Total net revenues	287,931	291,397	40,098	530,887	551,446	75,881

Cost of revenues	(246,498)	(245,459)	(33,776)	(453,436)	(465,738)	(64,088)
Fulfillment	(16,679)	(17,221)	(2,370)	(32,050)	(34,027)	(4,682)
Marketing	(11,063)	(11,867)	(1,633)	(19,068)	(21,121)	(2,906)
Research and development	(4,072)	(4,217)	(580)	(8,258)	(8,251)	(1,135)
General and administrative	(2,358)	(2,132)	(293)	(4,859)	(4,108)	(565)
Gain on sale of development properties	1,009	—	—	1,481	—	—

Income from operations(2)(3)	8,270	10,501	1,446	14,697	18,201	2,505

Other income/(expenses)
Share of results of equity investees	907	1,142	157	86	412	57
Interest expense	(654)	(688)	(95)	(1,244)	(1,289)	(177)
Others, net(4)	1,211	4,661	641	4,003	7,357	1,012

Income before tax	9,734	15,616	2,149	17,542	24,681	3,397
Income tax expenses	(2,811)	(2,022)	(278)	(4,420)	(3,722)	(512)

Net income	6,923	13,594	1,871	13,122	20,959	2,885

Net income attributable to non-controlling interests shareholders	342	950	131	280	1,185	163

Net income attributable to the Company’s ordinary shareholders	6,581	12,644	1,740	12,842	19,774	2,722

Net income per share:
Basic	2.09	4.20	0.58	4.09	6.44	0.89
Diluted	2.08	4.09	0.56	4.04	6.34	0.87
Net income per ADS:
Basic	4.19	8.39	1.15	8.18	12.88	1.77
Diluted	4.15	8.19	1.13	8.08	12.68	1.75

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended			For the six months ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
(2) Includes share-based compensation as follows:
Cost of revenues	(27)	(10)	(1)	(64)	(36)	(5)
Fulfillment	(132)	(108)	(15)	(331)	(218)	(30)
Marketing	(83)	(80)	(11)	(218)	(163)	(22)
Research and development	(155)	(164)	(23)	(487)	(339)	(47)
General and administrative	(580)	(304)	(42)	(1,351)	(669)	(92)

Total	(977)	(666)	(92)	(2,451)	(1,425)	(196)

(3) Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(103)	(103)	(14)	(208)	(206)	(28)
Marketing	(220)	(226)	(31)	(439)	(445)	(62)
Research and development	(83)	(68)	(9)	(173)	(134)	(18)
General and administrative	(32)	(32)	(4)	(64)	(64)	(9)

Total	(438)	(429)	(58)	(884)	(849)	(117)

(4)

Others, net are other non-operating income/(loss), primarily consist of gains/(losses) from fair value change of long-term investments, government incentives, interest income, gains/(losses) from acquirements or disposals of businesses and investments, impairment of investments, foreign exchange gains/(losses), net.

JD.com, Inc.

Unaudited Non-GAAP Net Income Per Share and Per ADS

(In millions, except per share data)

	For the three months ended			For the six months ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Non-GAAP net income attributable to the Company’s ordinary shareholders	8,557	14,460	1,991	16,148	23,359	3,215
Weighted average number of shares:
Basic	3,143	3,013	3,013	3,141	3,070	3,070
Diluted	3,166	3,085	3,085	3,173	3,114	3,114
Non-GAAP net income per share:
Basic	2.72	4.80	0.66	5.14	7.61	1.05
Diluted	2.70	4.68	0.64	5.08	7.49	1.03
Non-GAAP net income per ADS:
Basic	5.44	9.60	1.32	10.28	15.22	2.09
Diluted	5.39	9.36	1.29	10.16	14.98	2.06

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In millions)

	For the three months ended			For the six months ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	46,511	50,738	6,982	24,904	39,423	5,425
Net cash used in investing activities	(28,127)	(38,527)	(5,301)	(11,435)	(10,113)	(1,392)
Net cash used in financing activities	(1,832)	(8,969)	(1,234)	(577)	(16,414)	(2,259)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,827	(114)	(17)	1,101	(247)	(33)

Net increase in cash, cash equivalents and restricted cash	18,379	3,128	430	13,993	12,649	1,741
Cash, cash equivalents, and restricted cash at beginning of period, including cash and cash equivalents classified within assets held for sale	80,770	88,922	12,236	85,156	79,451	10,933
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at beginning of period	—	(3)	— *	(41)	(53)	(8)

Cash, cash equivalents, and restricted cash at beginning of period	80,770	88,919	12,236	85,115	79,398	10,925

Cash, cash equivalents, and restricted cash at end of period, including cash and cash equivalents classified within assets held for sale	99,149	92,047	12,666	99,149	92,047	12,666
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at end of period	—	(2)	— *	—	(2)	— *

Cash, cash equivalents and restricted cash at end of period	99,149	92,045	12,666	99,149	92,045	12,666

Net cash provided by operating activities	46,511	50,738	6,982	24,904	39,423	5,425
Add: Impact from consumer financing receivables included in the operating cash flow	1,586	2,138	294	1,004	857	118
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(2,363)	(1,590)	(219)	(4,508)	(2,950)	(406)
Other capital expenditures	(1,244)	(1,731)	(238)	(2,312)	(3,251)	(448)

Free cash flow	44,490	49,555	6,819	19,088	34,079	4,689

*	Absolute value is less than US$1 million.

JD.com, Inc.

Supplemental Financial Information and Business Metrics

(In RMB billions, except turnover days data)

	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024
Cash flow and turnover days
Operating cash flow – trailing twelve months (“TTM”)	52.5	58.4	59.5	69.8	74.0
Free cash flow – TTM	33.5	39.4	40.7	50.6	55.6
Inventory turnover days(5) – TTM	31.7	30.8	30.3	29.0	29.8
Accounts payable turnover days(6) – TTM	52.8	52.6	53.2	51.8	57.0
Accounts receivable turnover days(7) – TTM	5.0	5.4	5.6	5.4	5.7

(5)

TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(6)

TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(7)

TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the period, to total net revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from consumer financing receivables.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended			For the six months ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	8,270	10,501	1,446	14,697	18,201	2,505
Add: Share-based compensation	977	666	92	2,451	1,425	196
Add: Amortization of intangible assets resulting from assets and business acquisitions	327	316	42	663	625	86
Add: Effects of business cooperation arrangements	111	113	16	221	224	31
Reversal of: Gain on sale of development properties	(1,009)	—	—	(1,481)	—	—

Non-GAAP income from operations	8,676	11,596	1,596	16,551	20,475	2,818

Add: Depreciation and other amortization	1,727	1,934	268	3,351	3,842	529

Non-GAAP EBITDA	10,403	13,530	1,864	19,902	24,317	3,347

Total net revenues	287,931	291,397	40,098	530,887	551,446	75,881
Non-GAAP operating margin	3.0%	4.0%		3.1%	3.7%

Non-GAAP EBITDA margin	3.6%	4.6%		3.7%	4.4%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended			For the six months ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to the Company’s ordinary shareholders	6,581	12,644	1,740	12,842	19,774	2,722
Add: Share-based compensation	739	549	76	1,995	1,141	157
Add: Amortization of intangible assets resulting from assets and business acquisitions	159	151	21	381	294	40
Add/(Reversal of): Reconciling items on the share of equity method investments(8)	(139)	211	29	701	581	80
Add: Impairment of goodwill, long-lived assets, and investments	1,362	1,102	152	1,388	1,660	228
Add/(Reversal of): Loss/(Gain) from fair value change of long-term investments	488	(104)	(14)	(388)	(112)	(15)
Reversal of: Gain on sale of development properties	(756)	—	—	(1,120)	—	—
Reversal of: Gain on disposals/deemed disposals of investments and others	(29)	(208)	(29)	(50)	(230)	(32)
Add: Effects of business cooperation arrangements and non-compete agreements	111	113	16	221	224	31
Add: Tax effects on non-GAAP adjustments	41	2	— *	178	27	4

Non-GAAP net income attributable to the Company’s ordinary shareholders	8,557	14,460	1,991	16,148	23,359	3,215

Total net revenues	287,931	291,397	40,098	530,887	551,446	75,881
Non-GAAP net margin attributable to the Company’s ordinary shareholders	3.0%	5.0%		3.0%	4.2%

(8)	To exclude the GAAP to non-GAAP reconciling items on the share of equity method investments and share of amortization of intangibles not on their books.
*	Absolute value is less than US$1 million.

Reconciliation between U.S. GAAP and International Financial Reporting Standards

Deloitte Touche Tohmatsu was engaged by the Company to conduct limited assurance engagement in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” (“HKSAE 3000 (Revised)”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”) on the reconciliation of the condensed consolidated statement of operations for the six months ended June 30, 2024 and the condensed consolidated balance sheet as of June 30, 2024 of the Company and its subsidiaries (collectively referred to as the “Group”) between the accounting policies adopted by the Group of the relevant period in accordance with the U.S. GAAP and the International Financial Reporting Standards (the “IFRSs”) issued by the International Accounting Standards Board (together, the “Reconciliation”).

The limited assurance engagement undertaken in accordance with HKSAE 3000 (Revised) involves performing procedures to obtain sufficient appropriate evidence about whether:

•	the related adjustments and reclassifications give appropriate effect to those criteria; and

•	the Reconciliation reflects the proper application of the adjustments and reclassifications to the differences between the Group’s accounting policies in accordance with the U.S. GAAP and the IFRSs.

The procedures performed by Deloitte Touche Tohmatsu were based on their professional judgment, having regard to their understanding of the management’s process on preparing the Reconciliation, nature, business performance and financial position of the Group. Given the circumstances of the engagement, the procedures performed included:

(i)

Comparing the “Amounts as recorded under U.S. GAAP” as of and for the six months ended June 30, 2024 in the Reconciliation as set out in the Appendix with the Interim 2024 Results prepared in accordance with the U.S. GAAP;

(ii)

Evaluating the assessment made by the board of directors in identifying the differences between the accounting policies in accordance with the U.S. GAAP and the IFRSs, and the evidence supporting the adjustments and reclassifications made in the Reconciliation in arriving at the “Amounts as recorded under IFRSs” in the Reconciliation as set out in the Appendix; and

(iii)	Checking the arithmetic accuracy of the computation of the Reconciliation as set out in the Appendix.

The procedures performed by Deloitte Touche Tohmatsu in this limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Accordingly, Deloitte Touche Tohmatsu does not express a reasonable assurance opinion.

Based on the procedures performed and evidence obtained, Deloitte Touche Tohmatsu has concluded that nothing has come to their attention that causes them to believe that:

(i)

The “Amounts as recorded under U.S. GAAP” as of and for the six months ended June 30, 2024 in the Reconciliation as set out in the Appendix is not in agreement with the Interim 2024 Results prepared in accordance with the U.S. GAAP;

(ii)

The adjustments and reclassifications made in the Reconciliation in arriving at the “Amounts as recorded under IFRSs” in the Reconciliation as set out in the Appendix, do not reflect, in all material respects, the different accounting treatments according to the Group’s accounting policies in accordance with the U.S. GAAP and the IFRSs of the relevant period; and

(iii)	The computation of the Reconciliation as set out in the Appendix is not arithmetically accurate.

Appendix

The condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRSs. The effects of material differences between the condensed consolidated financial statements of the Group prepared under U.S. GAAP and IFRSs are as follows:

	Amounts as recorded under U.S. GAAP	For six months ended June 30, 2023 IFRSs adjustments					Amounts as recorded under IFRSs
		Preferred shares	Investments measured at fair value	Share-based compensation	Lease	Redeemable equity securities
	(RMB in millions)
		Note i	Note ii	Note iii	Note iv	Note v
Fulfillment	(32,050)	—	—	—	845	—	(31,205)
Marketing	(19,068)	—	—	—	2	—	(19,066)
Research and development	(8,258)	—	—	—	3	—	(8,255)
General and administrative	(4,859)	—	—	—	4	—	(4,855)
Gain on sale of development properties	1,481	—	—	—	(250)	—	1,231

Income from operations	14,697	—	—	—	604	—	15,301
Share of results of equity investees	86	—	(391)	—	—	—	(305)
Interest expense	(1,244)	—	—	—	(517)	(7)	(1,768)
Others, net	4,003	—	374	—	—	—	4,377
Fair value changes of preferred shares	—	(818)	—	—	—	—	(818)

Income before tax	17,542	(818)	(17)	—	87	(7)	16,787
Income tax expenses	(4,420)	—	(30)	(265)	—	—	(4,715)

Net income	13,122	(818)	(47)	(265)	87	(7)	12,072
Net income attributable to non-controlling interests shareholders	280	(207)	(2)	—	(28)	—	43
Net income attributable to the Company’s ordinary shareholders	12,842	(611)	(45)	(265)	115	(7)	12,029

	Amounts as recorded under U.S. GAAP	For six months ended June 30, 2024 IFRSs adjustments							Amounts as recorded under IFRSs
		Preferred shares	Investments measured at fair value	Share-based compensation	Lease	Redeemable equity securities	Impairment of long-lived assets	Convertible senior notes
	(RMB in millions)
		Note i	Note ii	Note iii	Note iv	Note v	Note vi	Note vii
Cost of revenues	(465,738)	—	—	—	—	—	17	—	(465,721)
Fulfillment	(34,027)	—	—	—	495	—	7	—	(33,525)
Marketing	(21,121)	—	—	—	1	—	—	—	(21,120)
Research and development	(8,251)	—	—	—	2	—	—	—	(8,249)
General and administrative	(4,108)	—	—	—	2	—	—	—	(4,106)

Income from operations	18,201	—	—	—	500	—	24	—	18,725
Share of results of equity investees	412	—	78	—	—	—	—	—	490
Interest expense	(1,289)	—	—	—	(290)	(5)	—	(124)	(1,708)
Others, net	7,357	—	(89)	—	(84)	—	—	1,141	8,325
Fair value changes of preferred shares	—	(48)	—	—	—	—	—	—	(48)

Income before tax	24,681	(48)	(11)	—	126	(5)	24	1,017	25,784
Income tax expenses	(3,722)	—	58	(26)	—	—	—	—	(3,690)

Net income	20,959	(48)	47	(26)	126	(5)	24	1,017	22,094
Net income attributable to non-controlling interests shareholders	1,185	(11)	38	(26)	(47)	—	6	—	1,145
Net income attributable to the Company’s ordinary shareholders	19,774	(37)	9	—	173	(5)	18	1,017	20,949

	Amounts as recorded under U.S. GAAP	As of December 31, 2023 IFRSs adjustments						Amounts as recorded under IFRSs
		Preferred shares	Investments measured at fair value	Share-based compensation	Lease	Redeemable equity securities	Impairment of long-lived assets
		(RMB in millions)
		Note i	Note ii	Note iii	Note iv	Note v	Note vi
Property, equipment and software, net	70,035	—	—	—	—	—	(950)	69,085
Land use rights, net	39,563	—	—	—	—	—	(822)	38,741
Operating lease right-of-use assets	20,863	—	—	—	(1,538)	—	—	19,325
Investment in equity investees	56,746	—	(33,642)	—	—	—	—	23,104
Marketable securities and other investments	80,840	—	(2,765)	—	—	—	—	78,075
Financial assets at fair value through profit or loss	—	—	38,125	—	—	—	—	38,125
Financial assets at fair value through other comprehensive income	—	—	300	—	—	—	—	300
Deferred tax assets	1,744	—	5	(696)	—	—	—	1,053

Total assets	628,958	—	2,023	(696)	(1,538)	—	(1,772)	626,975
Accrued expenses and other liabilities	44,588	—	—	—	—	560	—	45,148
Preferred shares	—	18,162	—	—	—	—	—	18,162
Deferred tax liabilities	9,267	—	584	—	—	—	—	9,851

Total liabilities	332,578	18,162	584	—	—	560	—	351,884

Mezzanine Equity	614	—	—	—	—	(614)	—	—

Total JD.com, Inc. shareholders’ equity	231,858	(8,161)	1,411	(628)	(1,460)	(454)	(1,328)	221,238
Non-controlling interests	63,908	(10,001)	28	(68)	(78)	508	(444)	53,853

Total shareholders’ equity	295,766	(18,162)	1,439	(696)	(1,538)	54	(1,772)	275,091

	Amounts as recorded under U.S. GAAP	As of June 30, 2024 IFRSs adjustments							Amounts as recorded under IFRSs
		Preferred shares	Investments measured at fair value	Share-based compensation	Lease	Redeemable equity securities	Impairment of long-lived assets	Convertible senior notes
		(RMB in millions)
		Note i	Note ii	Note iii	Note iv	Note v	Note vi	Note vii
Property, equipment and software, net	78,178	—	—	—	—	—	(936)	—	77,242
Land use rights, net	38,436	—	—	—	—	—	(812)	—	37,624
Operating lease right-of-use assets	22,987	—	—	—	(1,412)	—	—	—	21,575
Investment in equity investees	55,029	—	(31,883)	—	—	—	—	—	23,146
Marketable securities and other investments	86,942	—	(3,077)	—	—	—	—	—	83,865
Financial assets at fair value through profit or loss	—	—	36,682	—	—	—	—	—	36,682
Financial assets at fair value through other comprehensive income	—	—	176	—	—	—	—	—	176
Deferred tax assets	1,593	—	5	(727)	—	—	—	—	871

Total assets	651,636	—	1,903	(727)	(1,412)	—	(1,748)	—	649,652
Accrued expenses and other liabilities	42,888	—	—	—	—	565	—	—	43,453
Financial liability at fair value through profit or loss	—	—	—	—	—	—	—	2,757	2,757
Preferred shares	—	18,258	—	—	—	—	—	—	18,258
Unsecured senior notes	24,514	—	—	—	—	—	—	(3,778)	20,736
Deferred tax liabilities	9,102	—	548	—	—	—	—	—	9,650

Total liabilities	363,686	18,258	548	—	—	565	—	(1,021)	382,036

Mezzanine Equity	622	—	—	—	—	(622)	—	—	—

Total JD.com, Inc. shareholders’ equity	220,764	(8,448)	1,349	(630)	(1,287)	(400)	(1,310)	1,021	211,059
Non-controlling interests	66,564	(9,810)	6	(97)	(125)	457	(438)	—	56,557

Total shareholders’ equity	287,328	(18,258)	1,355	(727)	(1,412)	57	(1,748)	1,021	267,616

Notes

(i) Preferred shares

Under U.S. GAAP, preferred shares of the Group are accounted for as mezzanine equity or non-controlling interests, depending on whether the redeemable features exist or not. The preferred shares with redeemable features are classified as mezzanine equity because they are contingently redeemable upon the occurrence of certain events outside of the Group’s control. This kind of preferred shares are recorded initially at fair value, net of issuance costs at the date of issuance. Accretion to the respective redemption value of the preferred shares is recognized over the period from the issuance date to the earliest redemption date.

Under IFRS, since the Group does not have an unconditional right to avoid delivering cash, the preferred shares represent liability. With certain embedded features otherwise to be bifurcated, the entire preferred shares are designated as financial liabilities at fair value through profit or loss and are initially recognized at fair value, while subsequently changes in the fair value are recognized in profit or loss. The issuance costs are recorded in profit or loss.

(ii) Investments measured at fair value

Under U.S. GAAP, the Group uses measurement alternative to record the investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and reports changes in the carrying value of the equity investments in profit or loss. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Those investments include convertible redeemable preferred shares, ordinary shares with preferential rights issued by privately held companies and equity investments in unlisted entities, in the form of ordinary shares without significant influence. In addition, the Group accounts for certain investments in private equity funds over which the Group does not have the ability to exercise significant influence under the existing practical expedient, and estimates fair value using net asset value per share (or its equivalent) of the investment. The Group also applies the equity method of accounting to account for certain equity investments in private equity funds.

Under IFRS, the aforementioned investments are classified as financial assets at fair value through profit or loss and measured at fair value, except for certain equity investments not held for trading but held for long-term strategic purposes, which are designated as financial assets at fair value through other comprehensive income. Fair value changes of these investments are recognized in profit or loss or other comprehensive income, respectively.

(iii) Share-based compensation

Under U.S. GAAP, for awards that ordinarily give rise to a tax deduction under existing tax law, deferred taxes are computed on the basis of the compensation expense that is recognized for financial reporting purposes. In addition, tax benefits in excess of or less than the related deferred tax assets are recognized in profit or loss in the period in which the amount of the deduction is determined (typically when an award vests or, in the case of options, is exercised or expires).

Under IFRS, for awards that will give rise to a tax deduction under the applicable tax law, deferred taxes are computed on the basis of the hypothetical tax deduction for the share-based payment that corresponds to the percentage earned to date (i.e., the intrinsic value of the award on the reporting date multiplied by the percentage vested). In addition, tax benefits less than or equal to the related deferred tax assets are recognized in profit or loss, otherwise are recognized in equity.

(iv) Lease

Lease classification and measurement

Under U.S. GAAP, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in profit or loss.

Under IFRS, the amortization of the right-of-use assets is on a straight-line basis while the interest expense related to the lease liabilities are measured at amortized cost.

Sale-and-leaseback arrangements

Under U.S. GAAP, if the sale-and-leaseback transaction qualifies as a sale, the entire gain on the transaction would be recognized.

Under IFRS, for sale-and-leaseback transactions that qualify as a sale, the gain would be limited to the amount related to the residual portion of the asset sold. The amount of the gain related to the underlying asset leased back to the lessee would be offset against the lessee’s right-of-use assets.

(v) Redeemable equity securities

Under U.S. GAAP, certain financial instruments of the Group in the form of shares with redemption features embedded are classified as redeemable non-controlling interests, when the realization of the redemption feature is subject to certain conditions that are not solely within the Group’s control.

Under IFRS, these financial instruments are classified as liabilities when the Group has an obligation to repurchase the equity shares by transferring assets, irrespective of whether the obligation is unconditional or conditional.

(vi) Impairment of long-lived assets

Under U.S. GAAP, the Group takes a two-step approach to calculate an asset or asset group impairment by comparing the asset or asset group’s carrying amount with the sum of future undiscounted cash flows as a test of recoverability, and record the amount by which the carrying value exceeds the fair value as impairment loss when the carrying amount is not recoverable.

Under IFRS, the Group takes a one-step approach to calculate an asset or cash generating unit impairment by recording the amount by which the carrying value exceeds the recoverable amount as an impairment loss when impairment indicators exist.

(vii) Convertible senior notes

Under U.S. GAAP, the Notes are accounted for as debt in their entirety and are measured at amortized cost, with debt issuance cost amortized and recognized as interest expense using the effective interest method.

Under IFRSs, the Notes are hybrid instruments, each of which consists of a host debt contract and a separately accounted for derivative. The conversion feature is a derivative that may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Group’s own equity instruments, therefore does not meet the definition of equity and is a derivative liability measured at fair value through profit or loss. The embedded repurchase and redemption options of the Notes are closely related to the host debt contracts and therefore not accounted for as derivatives separately. The host debt contracts are initially measured as the difference between the fair value of the entire hybrid instruments and the fair value of the conversion feature. Subsequent to the initial recognition, the host debt contracts are accounted for at amortized cost with interest expense recognized using the effective interest method, and the changes in fair value of the conversion feature are recognized in profit or loss.